São Paulo (SP), April 24, 2014.

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION - CVM
Head of Corporate Relations
Rio de Janeiro - RJ

Dear Sirs,

Reference:	ITAÚ UNIBANCO HOLDING S.A.
MEETING OF THE BOARD OF DIRECTORS OF APRIL 24, 2014

I. Pursuant to the provisions of CVM Instruction 480/2009, we would like to notify you of the summary of decisions adopted by the Board of Directors as of this date:

a.	choice of Chairman and Vice Chairmen of the Board of Directors;
b.	election of the officers for the next annual term of office and allocation of responsibilities; and
c.	election to the committees which report to the Board of Directors for the next annual term of office.

II. The minutes of the meeting shall be submitted via the IPE system – Periodic and Eventual Information within the established timeframe in Article 30, subsection V of the aforementioned Instruction.

Sincerely,

ITAÚ UNIBANCO HOLDING S.A.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer

cc:
- BM&FBOVESPA S.A. BOLSA DE VALORES, MERCADORIAS E FUTUROS
Corporate Relations Coordination (Coordenadoria de Relações com Empresas)